

August 31, 2011

Via E-mail
John T. Staton
Chief Financial Officer and Treasurer
Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611

> **Re:** **Accretive Health, Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 1-34746**

Dear Mr. Staton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2011

General

1.   For transactions with Ascension Health, please tell us how you comply with the disclosure requirements of ASC 850-10-50 and Regulation S-X 4-08(k).

Item 1. Financial Statements, page 2

Note 12 – Subsequent Events, page 10

2. You disclose that on July 19, 2011 you notified one of your customers that you were exercising your dispute resolution rights due to, among other matters, the customer's failure to pay outstanding trade receivables. You also disclose that you did not accrue any reserves relating to this $7.7 million receivable at June 30, 2011. Please tell us how you determined that no allowance was needed for this receivable. Please cite the guidance that you relied upon in your analysis.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

General

3. We note that your accounts receivable increased significantly in 2011 as well as your days sales outstanding. However, your allowance for doubtful accounts did not increase in a materially consistent manner; furthermore, it appears that your allowance as a percentage of accounts receivable actually decreased. Please tell us how you determined that your allowance for doubtful accounts was reasonable as of June 30, 2011. Please discuss the change in the age of account balances from December 31, 2010 to June 30, 2011 in your response.

4. In future filings expand your disclosure to discuss how management assesses the reasonableness of your allowance for doubtful accounts. In particular, address the impact of significant changes in your accounts receivable balance and the age of those receivables included in your allowance in greater detail. Please also tell us, and disclose in future filings, your policy for determining past due or delinquency status of your receivables. See ASC 310-10-50-6 for reference.

Consolidated Results of Operations, page 16

5.   Please tell us how your disclosure of projected contracted annual revenue run rate (PCARR) complies with the requirements of Item 10(b) of Regulation S-K. Specifically tell us how your disclosure addresses the following:

- The basis for your projection

- Presentation of a projected measure of income along with the revenue projection to provide a balanced disclosure

- The assumptions used and the key factors upon which the results depend

- A breakout of the projection amount between base fees and incentive fees and between each of your service offerings

- The accuracy or inaccuracy of previous projections

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Cicely LaMothe

                                        Cicely LaMothe
                                        Senior Assistant Chief Accountant